FAFCO, Inc.
                           1997 Annual Report

                              The Company

This Annual Report to Shareholders contains for- ward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below under the heading "Management's Discussion and Analysis - Factors Affecting Future Results" and elsewhere in this Annual Report to Shareholders
FAFCO, Inc. designs, manufactures and markets heat exchangers made primarily of polymers for use in solar swimming pool heating and for thermal energy storage. FAFCO markets its swimming pool products in the United States and overseas through independent distributors who sell directly to end-users. The Company markets its IceStor(tm) products in the United States through independent manufacturers' representatives. The Company also licenses its IceStor(tm) products overseas.
FAFCO has manufactured over one million polymer heat exchangers since its incorporation in 1972. The heat exchangers are made using proprietary and patented processing technology. The Company is the largest manufacturer of solar pool heating systems in the United States.
In 1987, FAFCO introduced IceStor(tm), a static glycol ice builder for the thermal storage market. The FAFCO IceStor(tm) utilizes a variation of the Company's polymer heat exchanger placed in a galvanized steel container. The IceStor(tm) products, a demand-side management for electric utilities, use chilled glycol flowing through the heat exchanger to convert a static volume of water in the container to ice.
The ice is made at night using less expensive "off-peak" power. The cooling energy stored in the ice is then reclaimed the next day during "peak periods" to provide space or process cooling. The result is lowered cooling costs.
FAFCO's products are manufactured and marketed with a common guiding strategy outlined below:
 	Targeting markets where high market share or growth are
   likely.
 	A high value-added manufacturing process that minimizes direct labor in favor or proprietary processes.
  An effort to maximize gross margin based on 	sophisticated
  manufacturing in high volume to enable economies of scale.
  Experienced management whose capabilities 	exceed the
  immediate demands of the business.
  A resolution to combine the foregoing to build 	a large
  and successful enterprise

                   Letter to Shareholders
FAFCO is a manufacturer of polymer heat exchangers used principally for solar and thermal energy storage applications. Net sales grew by 19% to $10,551,500 in 1997. Net profit increased to $866,900, up 178% compared with 1996. Despite record-setting rains in California and adverse weather in Florida, 1998 promises to be another good year for FAFCO.
FAFCO's solar business increased 14.8% in 1997 due to the execution of product and market strategies introduced in 1995. Specifically, the new Revolution(tm) solar technology has been well received by our customers. In addition, FAFCO has taken a leadership position in the aboveground pool heating market as a result of new technology and a focus on increased market share. Finally, the solar business has benefited strongly from targeted sales outside the tra-ditional California and Florida markets. FAFCO's thermal energy storage business uses our unique polymer heat exchanger technology to shift peaking electrical loads to off peak. This significantly increases the effective capacity of the electrical supplier without the expense of adding new capacity. FAFCO's IceStor(tm) technology is sold principally in the United States, Asia and in the emerging Middle Eastern market. Domestic and foreign sales were up 100% and 17%, respectively in 1997.
As of December 31, 1997, FAFCO's million-dollar credit line was unused and there was $46,300 of cash on hand. Working capital increased to $2,006,800 at December 31, 1997 from $1,284,700 at December 31, 1996.
In addition to our solar Revolution(tm) and aboveground pool technologies, FAFCO is accelerating certain new technologies that are expected to positively influence sales and profitability starting next year. Furthermore, we believe that FAFCO's polymer heat exchanger technology is ideally suited to enter certain formerly untargeted large domestic thermal energy storage markets. A focus on these markets is expected to yield significant results in 1999 and thereafter.
FAFCO's increased sales and profitability in 1997 resulted directly from the long hours, increased effciency, and dedication of each and every FAFCO employee. My thanks to each and every one of you.

Sincerely,



Freeman A. Ford
President

Financial Highlights         1997	           1996          % Change

Net Sales	                   $	10,551,500	   $	8,868,600	  19%
Net Income		                      866,000		  $   311,400	  178%
Diluted Earnings Per Common
Share	                       $     	 0.22	   $     	0.10	  120%
Shareholders' Equity	        $  2,042,300	   $ 1,176,30	   74%
Working Capital	             $	 2,006,800	   $	1,284,700	  56%


                     Consolidated Balance Sheet

December 31,	                                       1997         1996*
Assets
Current assets:
Cash and cash equivalents	                          $   46,300   $   88,200
Accounts receivable, less allowancefor doubtful
accounts of $540,100 in 1997 and $512,600 in 1996	   1,833,400    1,890,700
Current portion of long-term notes receivable (net)	    88,800      229,100
Inventories		                                        1,082,900      917,400
Prepaid expenses and other current assets              174,000      150,800
Other accounts receivable, net of allowance		           12,200        4,500
Total current assets                                   183,300      221,500
Plant and equipment, at cost                         3,420,900    3,502,200
Less accumulated depreciation and amortization       2,614,900    2,465,800
Notes receivable and other assets (net)              (2,236,300)  (2,116,200)
Deferred tax asset, net of allowance                   378,600      349,600
Total assets	                                          151,200       65,500
Liabilities and shareholders' equity                   485,800      427,900
Current liabilities:                                 4,436,500    4,345,200
Bank line of credit		                                $            $ 758,600
Accounts payable and other accrued expenses            850,900    1,037,800
Accrued compensation and benefits		                    331,600	     187,000
Accrued warranty expense                               211,000      234,100
Income taxes payable                                    20,600
Total current liabilities		                          1,414,100    2,217,500
Convertible subordinated notes ($600,000 was owed
to related parties in 1997 and 1996)			                925,000      925,000
Other non-current liabilities	                          55,100       26,400
Total liabilities	                                   $2,394,200   $3,168,900

Shareholders' equity:
Preferred Stock-authorized 1,000,000 shares of $1.00
par value, none of which has been issued
Common Stock-authorized 10,000,000 shares of
$0.125 par value; 3,298,311 issued and
outstanding in 1997 and in 1996                         412,200      412,200
Capital in excess of par value                        5,105,200    5,105,200
Notes receivable secured by Common Stock                 75,100       75,100
Accumulated deficit                                   (3,400,000)  (4,266,000)
Total shareholders' equity	                           $2,042,300   $1,176,300
Commitments and contingent liabilities
Total liabilities and shareholders' equity	           $4,436,500   $4,345,200


                           CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31,               1997          1996         1995
Net Sales                             $10,551,500   $ 8,868,600  $ 7,876,100
Other income (net)                        171,800        54,000       39,700
Total revenues                         10,723,300     8,922,600    7,915,800
Cost of goods sold                      5,956,500     5,500,300    5,578,000
Marketing and selling expense           1,770,000     1,575,400    2,137,200
General and administrative expense      1,776,100     1,286,300    1,502,000
Research and development expense          202,800       116,000      460,100
Net interest expense                      128,700       169,900       95,300
Total costs and expenses                9,834,100     8,647,900    9,772,600
Income (loss) before income taxes         889,200       274,700   (1,856,800)
Provision for (benefit from) income
taxes.                                     23,200       (36,700)       1,600
Net income (loss)                          866,000      311,400  $(1,858,400)
Basic net income (loss) per share     $       0.26   $     0.10        (0.60)
Diluted net income (loss per share            0.22         0.10        (0.60)

*Restated for change in accounting principle (see Note 2).


                 Consolidated Statement of Shareholders' Equity

                                                       Notes
                             Number         Capital in Receivable  Retained
                             of     Common  Excess of  Secured by  Earnings
                             Shares Stock   Par Value  Common StockDeficit*
Balance at December 31, 1994 3,100,8870$387,600$5,034,100$(75,100)$2,719,000)
Net loss for the year
Cancellation of shares in
satisfaction of other notes
receivable                   (3,000)(400)   (4,100)
Issuance of shares under the
1981 Employee Incentive Stock
Option Plan                  8,800  1,100   3,300
Issuance of shares under the
1991 Employee Incentive Stock
Option Plan                  6,000    700   2,300

Balance at December 31, 1995 3,112,687$389,000$5,035,600$75,100  $(4,577,400)
Net income for the year                                              311,400
Issuance of shares upon
conversion of subordinated
note                           185,624  23,200     69,600

Balance at December 31, 19963,298,311$412,200$5,105,200$75,100    $4,266,000
Net income for the year                                              866,000


Balance at December 31, 19973,298,311$412,200    $(75,100)        $(3,400,000)



*Restated for change in accounting principle (see Note 2).

The accompanying notes are an integral part of this statement



                Consolidated Statement of Cash Flows

Year Ended December 31,	                   1997	     1996***	  1995**
                                           $866,000  $311,400  $(1,858,400)
Net income (loss)
Adjustments to reconcile net income
(loss) to net cash provided by (used in)
operating activities:
Depreciation                                130,700   121,200   178,700
Allowance for doubtful accounts and notes   120,300    72,400    33,900
Provision for inventory reserve             (90,500)   72,400   105,800
(Gain) loss on disposition of fixed assets            (18,700)   22,700
Change in assets and liabilities:
Change in receivables                        22,100   (794,300) 1,367,800
Change in inventories                       (75,000)  (85,200)  (39,700)
Change in prepaid expenses                  (23,200)   (5,300)  (28,600)
Change in deferred tax assets               (19,700)  (38,400)
Change in other assets                      (38,200)  (73,400)  (333,000)
Change in payables and accrued expenses     (44,800)  104,900   (288,900)
Change in other non-current liabilites       28,700   (54,000)   (27,800)
Net cash provided by (used in) operations   876,400   (270,200) (867,500)

Cash flow from investing activities:
Purchase of fixed assets                    (159,700) (211,600) (81,300)
Proceeds from sale of fixed assets                      18,700
Net cash used in investing activities       (159,700) (192,900) (81,300)

Cash flow from financing activities:
Proceeds of subordinated debt issuance                 325,000
Proceeds from sale of common stock                      92,800
Payments on line of credit                  (1,493,900)(1,350,000)(490,000)
Borrowings on line of credit                   735,300 1,357,300 1,241,300
Miscellaneuous borrowings                                        (21,700)
Net cash (used in) provided by financing
activities                                  (758,600)    425,100   737,000
Net (decrease) in cash and cash equivalents  (41,900)    (38,000)  (21,800)
Cash and cash equivalents, beginning of year  88,200     126,200   338,000
Cash and cash equivalents, end of year       $46,300     $88,200  $126,200

Supplemental disclosures of cash flow information:
Cash paid during the year for interest       $142,100   $159,300  $ 89,800
Cash paid during the year for interest       $ 10,000   $  7,500    49,000
Net cash paid duringthe year for income taxes

*Reclassified for comparative purposes.
**Restated for change in accounting principle (see Note 2).

The accompanying notes are an integral part of this statement.

Notes to Consolidated Financial Statements

1)  Organization and Summary of
Significant Accounting Policies
The Company designs, develops, manufactures and markets solar heating systems for swimming pools and thermal energy storage systems for commercial and industrial cooling. The solar heating systems are sold to wholesalers and distributors primarily in California and Florida and in other locations in the United States and overseas. Thermal energy storage systems are marketed through manufacturers' representatives throughout the United States and internationally. One of the Company's customers accounted for more than 10% of the Company's fiscal 1997 net sales. Three of the Company's customers each accounted for more than 10% of the Company's fiscal 1996 net sales. One of the Company's customers accounted for 10% of the Company's fiscal 1995 net sales. During 1997, the Company had sales to unaffiliated customers in foreign countries amounting to 28% of total net sales. During 1996 and 1995, the Company had sales to unaffiliated customers in foreign countries amounting to 14% and 15%, respectively, of total net sales. A summary of significant accounting policies follows:
Principles of Consolidation: The consolidated financial statements include the accounts of FAFCO, Inc. and its wholly-owned subsidiary. All significant inter-company balances and transactions have been eliminated in consolidation.
Revenue Recognition: Revenues on sales of products are recognized at the time of shipment of goods or performance of service.
Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.
Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents include highly liquid investments with a maturity of three months or less.
Inventories: Inventories are stated at the lower of cost or market determined using the first-in, first-out (FIFO) method. Plant and Equipment: Plant and equipment are stated based on historical cost adjusted for accumulated depreciation. Depreciation and amortization of plant and equipment, excluding vehicles and leasehold improvements, are determined using accelerated methods. For vehicles and leasehold improvements, the straight line method is used. The estimated useful lives of the assets range between three and ten years. Minor replacements, improvements, maintenance and repairs are expensed as incurred. Major replacements and improvements are capitalized and depreciated over the remaining useful life of the related asset. Gains and losses on sales and retirement of plant and equipment are credited or charged to income.
Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of: As required by generally accepted accounting principles (GAAP), effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-lived Assets and for Long-lived Assets to be Disposed of." The new standard provides guidance on when to recognize and how to measure impairment losses of long-lived assets and certain identifiable intangibles and how to value long-lived assets to be disposed of. The new standard had no material effect on the Consolidated Balance Sheets for 1997 and 1996 nor the Consolidated Statements of Operations for 1997, 1996 or 1995.
Income Taxes: Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities.
(See Note 8.)
Earnings per Common Share:    FAFCO adopted Statement of
Financial Accounting Standard No. 128 ("FAS 128"), Earnings per Share, beginning with FAFCO's fourth quarter of 1997. All prior period earnings per common share data have been restated to conform to the provisions of this statement. Basic earnings per common share is computed using the weighted average number of shares outstanding. Diluted earnings per common share is computed using the weighted average number of shares outstanding adjusted for the incremental shares attributed to outstanding options and warrants to purchase common stock and shares issuable upon conversion of certain convertible securities. (See Note 12.)
Concentration of Credit Risk: Most of the Company's business activity is with customers located in California, Florida and foreign countries. As of December 31, 1997, unsecured trade accounts receivable from customers in California, Florida and foreign countries were $481,100, $841,400, and $915,000, respectively.
Warranties: In the normal course of business, the Company makes certain warranties as to workmanship and materials. Product warranty periods range from two to ten years for full coverage. The estimated future expense of these warranties is accrued at the time of sale. The estimates inherent in accounting for such warranties are reviewed and revisions to previous estimates are made as required to reflect the most current information available.
Accounting for Stock-Based Compensation: The FASB issued a new standard, FAS No. 123, "Accounting for Stock-Based Compensation," which contains a fair value-based method for valuing stock-based compensation that entities may use, which measures compensation cost at the grant date based on the fair value of the award. Compensation is then recognized over the service period. Alternatively, the standard permits entities to continue accounting for employee stock options and similar equity instruments under APB Opinion 25, "Accounting for Stock Issued to Employees." Entities that continue to account for stock options using APB Opinion 25 are required to make pro forma disclosures of net income and earnings per share, as if the fair value-based method of accounting defined in FAS No. 123 had been adopted.
The Company has decided to continue accounting for employee stock options and similar equity instruments under APB Opinion 25, "Accounting for Stock Issued to Employees." (see Note 7.) Disclosures About Fair Value of Financial Instruments: The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.
Current Assets and Current Liabilities: The carrying value of cash equivalents, accounts receivable, notes receivable, short-term borrowings, accounts payable, and accrued expenses approximate fair value because of their short maturity.
Long-Term Debt: The fair value of the Company's long-term debt is estimated based on the borrowing rates currently available to the Company for loans with similar terms. At December 31, 1997, the carrying amount approximates estimated fair value of long-term debt.

2)  Inventories
Effective in 1997 the Company changed its method of accounting for inventories from last in, first out (LIFO) to first in, first out (FIFO), a change in accounting principle. The reason for this change is that LIFO is difficult and costly for the Company to administer and the effect on the Consolidated Statement of Operations has not been material over the past several years due to the relatively low rates of inflation in the economy as a whole. The cumulative effect on Shareholders' Equity at December 31, 1996 was to increase Shareholders' Equity by $82,000. The financial statements have been restated for this change in accounting method for all periods presented.

December 31, 	                   1997	              1996

Net income (loss) as
previously as reported	          $	386,800	         $	(1,918,300)
Adjustment for effect of
a change in accounting
principle that is applied
retroactively	                   $	(75,400)	         $	59,900
Net income (loss) as
adjusted	                        $	311,400	          $	(1,858,400)
Per share amounts
Basic earnings per
common share:
Net income (loss) as
previously reported              $    	0.12	         $	     (0.62)
Adjustment for effect of
a change in accounting
principle that is applied
retroactively                	$       (0.02)	       $       (0.02)
Net income (loss) as
adjusted	                     $       	0.10	        $       (0.60)
Diluted earnings per
common share:
Net income (loss) as
previously reported          	$        	0.12       	$      	(0.62)
Adjustment for effect
of a change in accounting
principle that is applied
retroactively	                $       	(0.02)      	$       	0.02
Net income (loss) as
adjusted	                     $        	0.10       	$       	(0.60)

                       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Inventories consist of the following:

December 31,	                 1997	           1996
Raw materials	                $ 	462,800	     $	 413,800
Work in progress		               114,000	  	     111,900
Finished goods	  	               506,100		       391,700
                           		 $1,082,900	     $ 	917,400


3)  Plant and Equipment

Plant and equipment consists of the following:

December 31,	                  1997            1996

Machinery and
equipment                     	$	1,957,600    	$  1,902,800
Office and computer
equipmen	                      $  	466,900    	$   	372,600
Leasehold
improvements                       	88,600		         88,600
Vehicles                         		101,800	        	101,800
                             		$	2,614,900    	$  2,465,800
Less accumulated
	depreciation and
	amortization	                 	(2,236,300)	    	(2,116,200)
                             		$   378,600     	$   349,600

4)  Notes Receivable
During 1997, the Company converted $126,400 of accounts receivable from a customer into a note receivable. During 1996, the Company converted $4,700 of accounts receivable from a customer into a note receivable.

5)  Convertible Subordinated Notes
At December 31, 1997 and 1996, convertible subordinated notes consisted of $925,000 of notes bearing interest at 11% per annum payable quarterly and warrants to purchase Common Stock. The exercise price of the warrants is $0.125 per share, the maximum aggregate number of shares issuable upon exercise of the warrants is 555,000, and the unexercised warrants expire March 27, 2000 (see Note 9).

6)  Bank Line of Credit
The Company has a bank line of credit secured by substantially all the assets of the Company. The line of credit allows the Company to borrow the lesser of $1,000,000 or an amount determined by a formula applied to net accounts receivable, inventories, and net lant and equipment. Amounts borrowed bear interest at the bank's prime rate plus 1.5%. The line of credit contains certain covenants relating to working capital, current ratio, and tangible net worth, prohibits the payment of cash dividends and expires on March 30, 1999. At December 31, 1997 and 1996, the Company had complied with the loan covenants.
As of December 31, 1997 and 1996, the Company had outstanding balances of $0 and $758,600, respectively, under this facility.

7)  Shareholders' Equity
The Board of Directors, without shareholder approval, may determine the rights, preferences, privileges, and restrictions of the Company's unissued Preferred Stock. Such shares may be issued in one or more series. In 1980, the Company issued 202,300 shares of Common Stock at a price of $2.43 per share in exchange for non-interest bearing promissory notes, which have a balance due of $75,100 at December 31, 1997 and 1996. The notes are due and payable and the Company intends to pursue collection of these notes. In the event that any of the notes are uncollectible, the Company will demand surrender of the related shares issued and will cancel and write off the related notes receivable balance. Under the Company's Employee Stock Purchase Plan, 150,000 shares of Common Stock have been reserved for issuance at 85% of fair market value as of specified dates. The Plan was suspended in 1991 and no shares have been issued thereunder since 1991.
The Company had a 1981 Incentive Stock Option Plan under which 310,000 shares of Common Stock are reserved for issuance. During 1991, options were granted for 5,000 shares exercisable at $0.625 per share which were forfeited during 1997. The plan expired by its terms in 1991.
The Company has a 1991 Incentive Stock Option Plan under which 250,000 shares of Common Stock were initially reserved for issuance to employees and consultants. During November 1994, the Board of Directors approved an increase in the number of shares of Common Stock reserved for issuance to a total of 500,000 shares subject to shareholder approval, which was obtained in April 1995. During 1995, options were granted to purchase 124,000 shares exercisable at $0.56 per share, the fair market value on the date of grant, and options to purchase 6,000 shares were exercised. During 1996, options were granted to purchase 236,950 shares exercisable at $0.125 per share, the fair market value on the date of grant. During 1997, options were granted to purchase 21,000 shares exercisable at $0.125 per share, the fair market value on the date of grant.
The Company has a 1991 Director's Stock Option Plan under which 50,000 shares of Common Stock are reserved for issuance. No options were granted or exercised during 1995, 1996, or 1997. Options granted under these plans become exercisable at a rate of 20% per year for five years from date of grant and expire six years or ten years from date of grant.
During 1995, the Company granted nonqualified options to purchase 20,000 shares at $0.56 per share to a consultant. These options were fully vested at the date of grant and expire six years from date of grant. None of these options have been exercised. During 1995, options to purchase 234 shares were canceled.
A summary of activity under the 1981 and 1991 Incentive Stock Option Plans follows:

			                           		Shares 	          Exercise
                                Subject          	Price
                                to Option	        Per Share
Outstanding at
	December 31, 1994	            	332,550	          $	0.50-0.625
Granted		                       124,000          	$	0.560
Canceled                     		(166,300)         	$	0.50-0.560
Exercised	                     	(14,800)         	$	0.500
Outstanding at
December 31, 1995		             275,450          	$	0.50-0.625
Granted		                       236,950          	$	0.125
Canceled	                      (126,950)         	$	0.50-0.560
Exercised                           		0
Outstanding at
December 31, 1996             		385,450          	$	0.125-0.625
Granted	                        	21,000          	$	0.0125
Canceled	                      	(31,500)         	$	0.125-0.625
Exercised		0
Outstanding at
December 31, 1997              	374,950          	$	0.125-0.50

The Company applies APB Opinion 25 in accounting for its stock option plans. Accordingly, no compensation cost has been recognized for the plan in 1995 or 1996. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, net income and earnings per share would have been reduced as follows:

		                                1997	        199	          1995
Net income (loss)
As reported                      	$	866,000   	$	311,400	    $(1,858,400)
Pro forma                        	$	860,200   	$	293,600    	$(1,857,600)
Basic earnings (loss)
per share
As reported                      	$    	0.26   $   	0.10    	$	     (0.60)
Pro forma                             		0.26      		0.09		          (0.60)
Diluted earnings
(loss) per share
As reported                      	$    	0.22  	$    	0.10   	$	     (0.60)
Pro forma                        	$    	0.2	   $    	0.09   	$	     (0.60)

The fair value of each option granted was estimated on the grant date using the Black-Scholes model.
The following assumptions were made in estimating fair value:

Assumption	                             1997		      1996
Dividend yield                            	0%          0%
Risk-free interest rate                	5.55%       	6.5%
Expected life                          	10 years   	6 years
Expected volatility                    	141.1%     	96.74%


Following is a summary of the status of the plans during 1997, 1996, and 1995.

                                                      Weighted
                                                  				Average
                       			Number of                   Excercise
                         	Shares	                     Price
Outstanding at
January 1, 1997	         385,450                      $	0.258
Granted	                 	21,000	                      	0.125
Exercised	                    	0                          		0
Forfeited              		(31,500)                     		0.460
Outstanding at
December 31, 1997        374,950                       	0.250
Options exercisable
at December 31,1997    		231,150                      		0.282
Weighted average
fair value of options
granted during 1997      	$0.123

                                                       	Weighted
                                                        Average
                       		Number of	                     Exercise
                         Shares                         Price
Outstanding at
January 1, 1996	        	275,450                       	$	0.485
Granted                		236,950                        		0.125
Exercised                    		0                            		0
Forfeited             		(126,950)                        	0.502
Outstanding at
December 31, 1997       	385,450                         	0.258
Options exercisable
at December 31,1996	    	199,650	                        	0.297

Weighted average
fair value of options
granted during 1996	              $0.101

                                                          Weighted
                                                       			Average
                         Number of            	          	Exercise
                         Shares                           Price
Outstanding at
January 1, 1995        		332,550	                         $0.5020
Granted	                	124,000                         		0.5100
Exercised	              	(14,800)                        		0.5000
Forfeited             		(166,300)                        		0.0536
Outstanding at
December 31, 1995      		275,450                         		0.4850
Options exercisable
at December 31,1995    		163,750                         		0.5030
Weighted average
fair value of options
granted during 1995      	$ 0.410


Following is a summary of the status of options outstanding at December 31, 1997:

		                       Outstanding                       Exercisable
		                       Weighted
		                       Average       Weighted            Weighted
		                       Remaining     Average             Average
Exercise	                Contractual   Exercise
Price       Number           Life      Price     Number    Price

$0.500	     118,000	          1	       $0.500	   94,400   	$0.500
$0.250     	20,000	           4       	$0.250    	8,000   	$0.250
$0.125     	236,950          	5       	$0.125  	128,750   	$0.125
          		374,950          	4	               	231,150


The range of exercise prices for the options outstanding at December 31, 1997 is $0.125-$0.50 with a weighted average contractual life of 5 years. The Company estimates that based on vesting at 20% per year at December 31, 1997, approximately 100% of options will eventually vest.
8  Income Taxes
The provisions for income taxes consist of the following:

Years Ended December 31,     	1997	      1996 	      1995
Taxes on income:
U.S. Federal
Current                      	$	12,000  	$	0        	$	0
Deferred	                    	(28,400)	 	(40,300)   	 	0
                              (16,400)	  (40,300)    		0
State
	Current                     		20,000	    	1,600 		1,600
	Deferred	                     	9,600    		2,000
	                           			29,600	    	3,600 		1,600
Foreign
	Current                     		10,000	        	0     		0
	Deferred                         		0        		0     		0
		                          	$	10,000       	$	0    	$	0
Net income tax
	(benefit)
	provision                  	$	23,200  $	(36,700) $	1,600



A reconciliation of the statutory federal income tax rate with the effective tax rate reported in the financial statements follows:

Years Ended
December 31,                 	1997        	1996        	1995
Statutory federal
	income tax
	(benefit) rate              	34.0%       	34.0%       	(34.0%)
Effect on tax rate
	resulting from:
	State and foreign
	income taxes,
	net of federal
	tax benefit                  	2.2%       	7.7%       	 (1.4%)
Tax effect of change
	in valuation
	allowance                   	(36.6%)     	(54.8%)      	40.9%
Expiration of
	tax credits                  	1.7%       	2.0%         	0.7%
Other                         	1.3%       	0.6%         	(6.2%)
Effective tax rate            	2.6%      	(10.5%)          	0%

The Company records its deferred taxes on a tax jurisdiction basis and, with the adoption of FAS No. 109 in 1993, classifies those net amounts as current or noncurrent based on the balance sheet classifications.

Deferred tax assets are comprised of the following:

December 31,	                 1997	           1996
Allowance for doubtful
	accounts                    	$	227,700      	$	215,600
Accrued expenses              		132,500       		184,300
Loss carryforwards            		837,400     		1,157,800
Tax credits                    		71,200        	175,700
Other                         		108,300       		107,800
	                           		1,377,100     		1,841,200
Deferred tax asset
	valuation allowance         		(708,000)	   	(1,191,800)
Total deferred taxes,
	net                         	$	669,100      	$	649,400

The Company had unused federal net operating loss carryforwards of approximately $2,394,000 and $3,191,500, Florida loss carryforwards of approximately $611,000 and $1,083,000 and investment and other federal tax credits of approximately $71,200 and $175,700 available to offset future tax liabilities at December 31, 1997 and December 31, 1996, respectively. The net operating losses and credits expire in varying amounts until 2010. The use of the tax credits has been limited by the provisions of the Tax Reform Act of 1986 to reflect the benefit associated with an overall reduction in the corporate tax rate. The Company believes that the "total deferred taxes, net" in the amount of $669,100 is more likely than not to be realized.

9)  Transactions with Related Parties
At December 31, 1997 and 1996, $600,000 of the Company's convertible subordinated notes (see Note 5) were held by Mr.
Freeman A. Ford, an officer, director, and major shareholder of the Company, and his immediate family members.
In April 1996, the Company granted Mr. Ford a warrant to purchase
123,950 shares of Common Stock.

10)  Employee Benefit Plans
The Company has a 401(k) retirement savings plan for all eligible employees who have completed one year of service. Eligible employees have the option to contribute up to 15% of their eligible salary. The Company contributes an amount equal to 25% of the employee contribution, up to a maximum of $400 per employee.

11)  Lease Commitments
The Company's rental expense, relating primarily to a lease for its office and manufacturing facility, amounted to $393,400 in 1997, $380,300 in 1996, and $359,400 in 1995. At December 31,
1997, minimum annual lease commitments under non-cancelable leases were as follows:

 	1998        	$	391,900
		1999	         	405,400
		2000	         	138,900
		Total       	$	936,200

The Company is required to pay property taxes, utilities, and insurance under certain of these leases, some of which provide for renewal options at the end of the initial lease term in the year 2000.

12)  Net Income Per Share
Basic earnings per share were calculated as follows:

Years ended December 31,					1997	        1996	        1995
Net income
(loss)                      	$	866,000   	$	311,400   	$	(1,858,400)
Average
	common
	shares
	outstanding               		3,298,311  		3,254,066       	3,102,564
Earnings
	(loss)
	per share                     	$	0.26      	$	0.10         	$	(0.60)

Basic earnings per share are calculated by dividing net income
(loss) by the weighted average number of shares issued and outstanding.
Diluted earnings per share were calculated as follows:

Years ended December 31,				1997          	1996            	1995
Adjusted Net
	income (loss)             	$	921,700     	$ 311,400	       $(1,858,400)
Average com-
	mon shares
	outstanding               	3,298,311 	    3,254,066         	3,102,564
Add: Exercise
	of options re-
	duced by the
	number of
	shares pur-
	chased with
	proceeds	                    	186,026    		N/A	              	N/A
Add: Exercise of
	warrants re-
	duced by the
	number of shares
	purchased with
	proceeds	                      	63,173    		N/A	             	N/
Add: Conversion of
	convertible debt
	into shares                  		555,000
Adjusted weighted
	average shares
	outstanding                		4,102,510    		3,254,066       		3,102,564
Earnings (loss) per
	common share
	assuming full
	dilution                   	$    	0.22     	$    	0.10        $  	(0.60)

13)  Licensing Income
During 1997, the Company entered into a licensee agreement with a third party in the Far East under which the Company received and recognized license fee income net of foreign income taxes of $90,000. The agreement allows for the licensee to assemble and sell the IceStor(tm) product in certain countries using the Company's technology and design specifications. For the term of the agreement (eight years), the Company is required to provide parts and technical services to the licensee at prices and rates equivalent to normal list prices.

14)  Litigation
The Company is involved in certain litigation matters.
Management believes resolution of these disputes will not have a material adverse effect on the Company's financial condition and results of operation.

Report of Independent Auditors
To the Board of Directors of FAFCO, Inc.

We have audited the consolidated balance sheets of FAFCO, Inc. and its subsidiary as of December 31, 1997 and 1996 and the related consolidated statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The Consolidated Statements of Income, Retained Earnings and Cash Flows for the year ended December 31, 1995 were audited by other auditors whose report dated March 27, 1996 expressed an unqualified opinion on those statements.
We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAFCO, Inc. and its subsidiary as of December 31, 1997 and 1996 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.
As discussed in Notes 1 and 2 respectively to the consolidated financial statements, the Company adopted SFAS 128 "Earnings per Share" during the fourth quarter of 1997 and changed its method of accounting for inventories from last-in, first-out (LIFO) to first-in, first-out (FIFO) effective January 1, 1997.



Burr, Pilger & Mayer
Palo Alto, California

March 17, 1998

                         Summary of Operations
Five-Year Summary of Operations (in thousands, except per share data)

Year Ended December 31,	      1997     1996    	1995   1994   	1993
Net sales                    	$10,552 	$8,869  $7,876  $10,526 $9,352
Income (loss) before income
taxes
and changes in accounting
principles                   	$  	889 	$ 	350  $(1,917)$   504 $  254
Provision for income taxes	       	23	   	(37)	     	1	    	49	  	116
Income (loss) before changes
in accounting	principles	        	866    	387 		(1,918)  		455   	138
Effect of change in method of
accounting	for inventories
applied retroactively		             0   		(74)	     	60   		43	   	(2)
Cumulative effect of change in
method of accounting for income
taxes                                                            		717
Net income (loss)             	$ 	866   	$	311 	$	(1,858)$ 	498 $ 	853
Basic net income (loss) per
share before changes in
accounting principles          $	0.26   	$	0.12	$	(0.62)	$	0.13	$	0.04
Basic net income (loss) per
share from 	effect of change
in method of accounting 	for
inventories applied retroactively		0	    (0.02)	  	0.02	   	0.01   		0
Basic net income per share from
cumulative effect of change in
method of accounting for income
taxes                                                            	0.22
Basic net income (loss) per
share                         	$	0.26    	$	0.10	$	(0.60)	$	0.14	$	0.26
Diluted net income (loss) per
share	before changes in
accounting principles         	$ 0.22     	$	0.12 $(0.62)	$	0.13	$	0.05
Diluted net income (loss) per
share from effect of change in
method of accounting for
inventories applied retroactively 		0	     	(0.02)		0.02	   	0.01	   	0
Diluted net income per share from
cumulative effect of change in
method of accounting for income
taxes                                                              0.19
Diluted net income (loss) per
share                          	$	0.22     	$	0.10	$(0.60)	$ 0.14	$	0.24

At December 31,	                1997	       1996*   1995*	 1994* 	1993*
Working capital                	$	2,007    	$	1,285	$379   $2,469	$	1,839
Total assets	                    	4,437	     	4,345		3,557		5,001	 	4,428
Long-term obligations             		980       		951	  	680	  	725	   	751
Shareholders' equity             	2,042	     	1,176	  	772		2,628 		2,093

*Restated for change in accounting principle (see Note 2).
Common Stock Data
FAFCO, Inc. Common Stock is traded on the over-the-counter market but is not listed on an exchange or quoted on any automated quotation system. The high and low closing bid quotations for each quarter during 1997 and 1996 were as follows:

Quarter Ended	        March 31	    June 30	   September 30	  December 31
1997 High            	$0.125      	$0.125    	$0.125        	$0.750
1997 Low             	$0.125      	$0.125    	$0.125        	$0.125
1996 High            	$0.250      	$0.125    	$0.125        	$0.125
1996 Low             	$0.125      	$0.125    	$0.125        	$0.125

The quotations above were provided by the National Quotation Bureau. All quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. At March 6, 1998, the Company had 710 shareholders of record. FAFCO, Inc. has never paid dividends on its Common Stock and has no plans to do so in the foreseeable future and is prohibited from so doing (see Note 6).
Management's Discussion and Analysis
This Annual Report to Shareholders contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below under the heading Factors Affecting Future Results and elsewhere in this Annual Report to Shareholders.

1997 Compared with 1996
Net sales for 1997 increased by 19% from $8,868,600 in 1996 to $10,551,500 in 1997. This increase was due primarily to increased unit sales of the Company's pool panel products, along with increased unit sales of the Company's IceStor(tm) products partially offset by the effect of discontinuance of the company's automated swimming pool controls.
Net sales of the Company's pool products were 14.8% higher in 1997 than 1996 due mainly to increased sales of its Revolution model inground pool panels, along with increased sales of its Sunsaver(tm) model inground pool panels and increased sales of its Sunsaver(tm) model aboveground pool panels. These increases were partially offset by the effect of discontinuance of its proprietary line of automated swimming pool controls, which was phased out as of January 1, 1997. Net sales of the Company's IceStor(tm) products were 25.1% higher in 1997 than in 1996 due mainly to increased domestic sales along with higher foreign sales.
Pool product sales amounted to 56% of net sales in 1997 compared to 58% of net sales in 1996. IceStor(tm) sales amounted to 44% of net sales in 1997 compared to 42% of net sales in 1996. There were no significant price changes in any of the Company's products during 1997.
Cost of goods sold increased in absolute dollars from $5,500,300 in 1996 to $5,956,500 in 1997 while decreasing from 62.0% of net sales in 1996 to 56.5% of net sales in 1997. This decrease as a percent of net sales was due primarily to the fixed costs being allocated over higher sales along with a continued increase of sales of higher margin products in both the pool and the IceStor(tm) lines.
Marketing and selling expenses increased in absolute dollars from $1,575,400 in 1996 to $1,770,000 in 1997 while decreasing from
17.8% of net sales in 1996 to 16.8% of net sales in 1997. These decreases as a percent of net sales were due mainly to the increased level of sales experienced in 1997 as compared to 1996. General and administrative expenses increased from $1,286,300 (14.5% of net sales) in 1996 to $1,776,100 (16.8% of net sales)
in 1997. These increases were due mainly to increased bad debt write-offs along with bonus and profit-sharing expenses incurred in 1997 which were not incurred in 1996.
Research and development expenses increased from $116,000 (1.3% of net sales) in 1996 to $202,800 (1.9% of net sales) in 1997. This increase was due mainly to an increase in the number of projects designed to improve current products and to develop potential new products, along with an increase in personnel to implement those projects.
Net interest expense decreased from $169,900 (1.9% of net sales) in 1996 to $128,700 (1.2% of net sales) in 1997. This decrease was due mainly to lower average daily borrowing in 1997 along with lower interest rates.
1996 Compared with 1995
Net sales for 1996 increased by 12.6% from $7,876,100 in 1995 to $8,868,600 in 1996. This increase was due primarily to increased unit sales of the Company's IceStor(tm) and pool panel products. Net sales of the Company's pool products were 5.9% higher in 1996 than in 1995 due mainly to increased sales of its SunSaver(tm) model inground and aboveground pool panels partially offset by decreased sales of its Revolution(tm) model inground pool panels and decreased sales of its proprietary line of automatic controls, which was phased out as of January 1, 1997. Net sales of the Company's IceStor(tm) products were 24.0% higher in 1996 than in 1995 due mainly to increased foreign sales partially offset by decreased domestic sales. The Company believes the decreased domestic sales were due mainly to potential customers' beliefs that lower energy prices in the domestic market place will result from planned deregulation of energy prices.
Pool product sales amounted to 58% of net sales in 1996 compared to 62% of net sales in 1995. IceStor(tm) sales amounted to 42% of net sales in 1996 compared to 38% of net sales in 1995. There were no significant price changes in any of the Company's products during 1996.
Cost of goods sold decreased from $5,578,000 (70.8% of net sales) in 1995 to $5,500,300 (62.0% of net sales) in 1996. This was due mainly to the fixed costs being allocated over higher sales along with increased sales of higher margin products in both the pool product line and IceStor(tm) product line.
Marketing and selling expenses decreased from $2,137,200 (27.1% of net sales) in 1995 to $1,575,400. (17.8% of net sales) in 1996. This decrease is due mainly to reduced promotional expenses for pool products along with reduction in support personnel for IceStor(tm) products.
General and administrative expenses decreased from $1,502,000 (19.1% of net sales) in 1995 to $1,286,300 (14.5% of net sales)
in 1996. This decrease is due mainly to decreased personnel costs along with decreased legal and accounting expenses. Research and development expenses decreased from $460,100 (5.8% of net sales) in 1995 to $116,000 (1.3% of net sales) in 1996. This decrease was due entirely to the reduction in personnel in late 1995 and the continued low level of personnel in 1996.
Net interest expense increased from $95,300 (1.2% of net sales) in 1995 to $169,900 (1.9% of net sales) in 1996. This increase is due primarily to the higher average daily borrowing in 1996 at higher interest rates than in 1995.
Seasonality
Historically, the Company has experienced lower sales during the first quarter than during other quarters of each year. In addition, sales typically have increased significantly during the second quarter, declined slightly, and then remained relatively constant during the third and fourth quarters, respectively. The Company believes that this pattern derives primarily from the sales of solar heating products. As the Company's product mix shifts to include a larger proportion of other products, such as the thermal energy storage products, the traditional seasonality is being mitigated. Net income is affected by the seasonality of sales as well as by significant marketing and selling expenses typically incurred during the first quarter of each year. These expenses are incurred to develop programs and materials for use throughout the remainder of the year.
In 1997 sales and net income experienced their typical seasonality, except that sales of pool panel products in the first quarter were increased as a result of the unusually dry and warm weather in both California and Florida. As a result of the increased sales of pool panel products the traditional first quarter loss was not experienced. The traditional seasonality may be exaccerbated in 1998 because of the effect on sales due to the El Nino weather pattern.
In 1996, sales and net income experienced their traditional seasonality, except that sales in the fourth quarter were increased due to sales of IceStor(tm) product. As a result of the ice storage sales, the traditional fourth quarter loss was not experienced.
In 1995, sales experienced the traditional seasonality except that the decline in sales in the third and fourth quarters was more pronounced than normal due to weak sales in both pool products and IceStor(tm) during the second half of the year. There were net losses in all four quarters due to sales being below the planned levels in all four quarters.
Liquidity and Capital Resources
The Company's cash position decreased from $88,200 at 1996 fiscal year end to $46,300 at 1997 fiscal year end, principally due to the repayment of the bank line of credit and the purchase of fixed assets.
At December 31, 1997, the Company's net accounts receivable had decreased slightly to $1,833,400 from $1,890,700 at December 31, 1996, primarily as a result of faster collection of accounts receivable partially offset by increased sales in late 1997.
At December 31, 1997, the Company's accounts payable and other accrued expenses had decreased to $850,900 from $1,037,800 at December 31, 1996. This decrease is primarily due to faster payment of accounts payable because of cash availability from profits.
At December 31, 1997, the Company's inventories had increased to $1,082,900 from $917,400 at December 31, 1996. This increase was due entirely to the buildup of inventories for a specific order that shipped in the first quarter of 1998. As described in Note 2 of the Financial Statements, during 1997 the Company changed its inventory accounting principle from LIFO to FIFO, after discussions with Burr, Pilger and Mayer (the Company's independent auditors) as to the appropriate method.
The Company adopted SFAS 109 effective January 1, 1993. This resulted in the recognition of a deferred tax asset, net of valuation allowance, at year-end of $669,100 in 1997 and $649,400 in 1996. The Company believes that it is more likely than not that this asset will be fully realized. This belief is based upon the Company's recent history of profitable operations prior to 1995, its return to profitability in 1996 and 1997, and the Company's expectation that operating results will allow it to realize the net deferred tax asset. However, there can be no assurance that the Company will continue profitability or, if it does, that profits will be sufficient to utilize the net deferred tax asset.
At December 31, 1997, the Company's current ratio was 2.42 to 1 compared with 1.58 to 1 at December 31, 1996 and working capital increased over the same period to $2,006,800 from $1,284,700. Total assets exceeded total liabilities by $2,042,300 at December 31, 1997 compared with $1,176,300 at December 31, 1996.
The Company believes that its cash flow from operations, together with bank borrowings, will be sufficient to support operations during the next twelve months. The foregoing statement of how long the Company's capital resources are expected to last is a forward-looking statement involving risks and uncertainties, including the amount of the Company's sales and the ability of the Company to control its operating expenses and the need to invest in sales and marketing activities in 1998. However, if sales decline from current levels, additional debt or equity financing may be required. There can be no assurance that financing, if required, would be available on favorable terms or at all or that such financing will not significantly dilute the ownership interests and rights of existing shareholders. The Company has a line of credit, of which none had been utilized and $1,000,000 remained available under the formula applied to net accounts receivable at December 31,1997. This line of credit expires on March 30, 1999.
Factors Affecting Future Results
During 1997 26.6% of the Company's net sales were to Japan, Taiwan and South Korea. Although the financial crisis in that region of the world has not yet had any noticeable negative effect on the Company's sales, there is no assurance that sales will not be negatively affected if the crisis worsens, or is prolonged.
Sales of pool panel products have slowed somewhat in January and February of 1998 due to severe weather conditions in both California and Florida as a consequence of El Nino. However, the Company does not expect that the El Nino weather pattern will significantly affect sales of pool panel products over the long term. However, if this weather pattern becomes more severe and/or lasts into the peak pool panel selling season of March through July, there is no assurance that sales will not be substantially negatively affected. In addition, the effect on a particular quarter's results of operations could be substantial. The Company has reviewed its internal computer systems for year 2000 compliance and is satisfied that all of its internal computer systems are either already year-2000 compliant or can be made year-2000 compliant through simple, inexpensive upgrades. The Company does not expect the costs of achieving full year-2000 compliance to be material. However, there can be no assurance that coding errors or other defects will not be discovered in the future.
Export sales are subject to certain controls and restrictions, including tariffs and import duties and are subject to certain risks, including changing regulatory requirements of foreign jurisdictions and transportation delays and interruptions; however, the Company has not experienced any material difficulties in the past relating to such limitations. The financial crisis in Southeast Asia has not had any noticeable negative effecct on sales; however, there is no assurance that sales will not be negatively affected if the crisis worsens or is prolonged.
Corporate Directory and Information
Board of Directors
Freeman A. Ford
Chairman of the Board, President, and
Chief Executive Officer
FAFCO, Inc.

William A. Berry*
Senior Vice President and
Chief Financial Officer
Electric Power Research Institute
	a private, nonprofit, research organization doing collaborative research for the electricity industry.

Robert W. Selig, Jr.*
President
Davis Instruments Corporation
	a manufacturer of marine and weather
	equipment.

_________________________
*Audit Committee Member



Executive Officers
Freeman A. Ford
Chairman of the Board, President, and
Chief Executive Officer

Alex N. Watt
Vice President, Finance and Administration,
Chief Financial Officer, and Secretary

David K. Harris
Vice President, Pool Products
Transfer Agent and Registrar
Continental Stock Transfer & Trust Company
2 Broadway
New York, NY  10004
Telephone:  (212) 509-4000

Legal Counsel
Wilson, Sonsini, Goodrich & Rosati
A Professional Corporation
650 Page Mill Road
Palo Alto, California  94304

Independent Accountants
Burr, Pilger & Mayer
A Professional Corporation
261 Hamilton Avenue
Palo Alto, California  94301

Form 10-K
A copy of the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission, including financial statement schedules but excluding exhibits, is available without charge upon written request to:
FAFCO, Inc.
2690 Middlefield Road
Redwood City, California  94063-3455
Attention:  Alex N. Watt

Annual Shareholders' Meeting
The Annual Shareholders' Meeting will be held at 3:00 p.m. on May
14, 1998 at FAFCO, Inc., 2690 Middlefield Road, Redwood City,
California  94063-3455, Telephone:  (650) 363-2690